UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 4, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Seven Seas Cruises S. DE R.L.

File No. 333-178244 -- CF# 30396

Seven Seas Cruises S. DE R.L. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 8, 2013, as amended on February 4, 2014.

Based on representations by Seven Seas Cruises S. DE R.L. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through June 30, 2016
Exhibit 10.2	through November 8, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary